FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of January, 2007
                              11 January, 2007



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1  Press release of British Sky Broadcasting Group plc announcing Director/PDMR Shareholding released on
              11 January, 2007


    NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
                      RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

British Sky Broadcasting Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Andrew Higginson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Person referred to in 3. above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 50p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Person referred to in 3. above

8. State the nature of the transaction

Acquisition of ordinary shares

9. Number of shares, debentures or financial instruments relating to shares acquired

80

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.000005

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

Please see 23 below

14. Date and place of transaction

Please see 23. below

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

2080 ordinary shares representing 0.0001% of issued class

16. Date issuer informed of transaction

11 January 2007


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant


.....................................


18. Period during which or date on which it can be exercised


.....................................


19. Total amount paid (if any) for grant of the option


.....................................


20. Description of shares or debentures involved (class and number)


.....................................

.....................................


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise


.....................................


22. Total number of shares or debentures over which options held following notification


.....................................


23. Any additional information

The shares were acquired on the London Stock Exchange at the following prices on the following dates through the Company's Dividend Reinvestment Plan:

Date of transaction              No. of ordinary shares          Price per share
09/05/2005                                     13                  GBP5.71
02/12/2005                                     21                  GBP4.95
10/05/2006                                     21                  GBP5.25
01/12/2006                                     25                  GBP5.41


24. Name of contact and telephone number for queries

Alex White

020 7705 3081


Name and signature of duly authorised officer of issuer responsible for making notification

David Gormley

Date of notification

11 January 2007
END



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 11 January, 2007                   By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary